Exhibit 12.1
TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before taxes before adjustment for income or loss from equity investees	$146,662	$169,939	$118,398	$67,634	$86,132
Amortization of capitalized interest	—	22	89	145	150
Distributed income of equity investees	476	350	724	404	603
Non-controlling interest loss (income)	(1,361)	(1,157)	(747)	(459)	277
	$145,777	$169,154	$118,464	$67,724	$87,162

Fixed charges:
Interest expense	$72,281	$83,952	$116,317	$67,930	$40,665
Amortization of debt expense	7,750	5,511	5,330	6,946	1,332
Interest factor in rents	10,477	11,624	12,134	13,393	12,950
Total fixed charges	$90,508	$101,087	$133,781	$88,269	$54,947

Earnings and fixed charges	$236,285	$270,241	$252,245	$155,993	$142,109

Ratio of earnings to fixed charges	2.6	2.7	1.9	1.8	2.6